   As filed with the Securities and Exchange Commission on January 14, 1998
                                                      Registration No. 333-43739
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------

                             PATTERSON ENERGY, INC.
               (Exact name of registrant as specified in charter)

            Delaware                                    75-2504748
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organizations)

                              4510 Lamesa Highway
                             Snyder, Texas   79549
                                 (915) 573-1104
    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               Cloyce A. Talbott
                              4510 Lamesa Highway
                             Snyder, Texas   79549
                                 (915) 573-1104
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                            Thomas H. Maxfield, Esq.
                             Baker & Hostetler LLP
                          303 East Seventeenth Avenue
                                   Suite 1100
                            Denver, Colorado   80203

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                                 285,664 SHARES

                             PATTERSON ENERGY, INC.

                                  COMMON STOCK



         Patterson Energy, Inc., a Delaware corporation (the "Company"), is registering for possible future resale, from time to time, by the holders thereof (the "Selling Stockholders"), 285,664 shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock"). See "Selling Stockholders." The Company has granted registration rights to the Selling Stockholders with regard to resale of the Shares. Pursuant to the terms of these registration rights, the Company is obligated to pay all fees and expenses incurred by it incident to this offering. It is estimated that such fees and expenses will be approximately $14,000. The Company will not receive any proceeds from the sale of the Shares.

         The Common Stock is traded on the NASDAQ National Market under the symbol "PTEN." On January 12, 1998, the closing sales price of the Common Stock was $22.75 per share.


                         -----------------------------

  PROSPECTIVE PURCHASERS OF COMMON STOCK SHOULD CONSIDER CAREFULLY THE MATTERS
              SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 4.

                         -----------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         -----------------------------


         The Selling Stockholders may offer the Shares offered hereby from time to time to purchasers directly or through agents, brokers or dealers. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The agents, brokers or dealers through whom sales are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any amounts received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. See "Plan of Distribution."





                                January 16, 1998

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the NASDAQ National Market. The foregoing materials can also be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

                 The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares offered hereby, reference is made to the Registration Statement, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                 In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission's web site address is (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference into this Prospectus:

                 (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
                 (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.
                 (c) The Company's Current Report on Form 8-K dated July 30, 1996, and filed with the Commission on August 2, 1996, as amended by Form 8-K/A dated July 30, 1996, and filed with the Commission on August 15, 1996, as further amended by Form 8-K/A dated July 30, 1996, and filed with the Commission on September 27, 1996.
                 (d) The Company's Current Report on Form 8-K dated January 3, 1997, and filed with the Commission on January 16, 1997.
                 (e) The Company's Current Report on Form 8-K dated January 7, 1997, and filed with the Commission on January 8, 1997.
                 (f) The Company's Current Report on Form 8-K dated January 27, 1997, and filed with the Commission on February 12, 1997.
                 (g) The Company's Current Report on Form 8-K dated May 7, 1997, and filed with the Commission on May 19, 1997.
                 (h) The Company's Current Report on Form 8-K dated June 3, 1997, and filed with the Commission on June 11, 1997.
                 (i) The Company's Current Report on Form 8-K dated June 12, 1997, and filed with the Commission on June 19, 1997, as amended by Form 8-K/A dated June 12, 1997, and filed with the Commission on August 12, 1997, as further amended by Form 8-K/A dated June 12, 1997, and filed with the Commission on December 18, 1997.
                 (j) The Company's Current Report on Form 8-K dated July 1, 1997, and filed with the Commission on July 15, 1997.
                 (k) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and filed with the Commission on August 14, 1997.
                 (l) The Company's Current Report on Form 8-K dated July 24, 1997, and filed with the Commission on August 26, 1997.
                 (m) The Company's Current Report on Form 8-K dated August 5, 1997, and filed with the Commission on August 26, 1997.
                 (n) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and filed with the Commission November 13, 1997.
                 (o) The Company's Current Report on Form 8-K dated November 14, 1997, and filed with the Commission on December 24, 1997.

                 (p) The Company's Current Report on Form 8-K dated December 29, 1997, and filed with the Commission on January 8, 1998.
                 (q) The Company's Current Report on Form 8-K dated December 30, 1997, and filed with the Commission on January 8,1998.
                 (r) The Company's Current Report on Form 8-K dated January 7, 1998, and filed with the Commission on January 8, 1998.
                 (s) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act.


         All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to James C. Brown, Vice President - Finance, Patterson Energy, Inc., at the Company's principal executive offices located at 4510 Lamesa Highway, Snyder, Texas 79549. Telephone requests may be directed to Mr. Brown at (915) 573-1104.

                                  THE COMPANY

         The Company is engaged in onshore contract drilling for oil and natural gas, and, to a lesser extent in the exploration, development and production of oil and natural gas. The Company owns 99 drilling rigs, 92 of which are currently operable, and at June 30, 1997, owned leasehold interests in approximately 59,750 gross (8,836 net) developed acres, 353 gross (88 net) productive wells, and 122,029 gross (28,398 net) undeveloped acres. The Company's operations are conducted in the Permian Basin in West Texas and Southeastern New Mexico, in South and Southeast Texas, primarily in the Austin Chalk Trend, and in the Hardeman Basin in North Texas. The Company was organized as a Texas corporation in January 1978 and was reorganized as a Delaware corporation in 1993.

                              RECENT ACQUISITIONS

         Since December 31, 1996, the Company has acquired a total of 38 drilling rigs in five separate transactions. Of these total rigs, 35 were fully operable at the time of acquisition. The rigs are mechanical with depth ratings from 7,000 to 15,000 feet. These acquisitions have expanded the Company's drilling rig fleet from 61 drilling rigs to 99 drilling rigs (92 of
which are currently operable).   The following subparagraphs set forth a brief
description of each of the transactions:

         o Five drilling rigs, together with related equipment, two rig-hauling trucks, an office, shop and a yard located in Hobbs, New Mexico, were acquired in April 1997 from a privately-held company based in Hobbs in consideration for a total of $5.5 million in cash. These five rigs were added to the Company's drilling rig fleet during April.

         o Twenty-one drilling rigs, together with related equipment, rig-hauling trucks and trailers and a yard and shop located in Abilene, Texas, were acquired from Wes-Tex Drilling Company ("Wes-Tex") in June 1997 for a purchase price of approximately $35.4 million, consisting of $25 million in cash, 566,000 shares of Common Stock of the Company valued at $15.75 per share, and a three-year stock purchase warrant valued at $3.12 per share to purchase an additional 400,000 shares of the Company's Common Stock exercisable at $16.00 per share and approximately $190,000 of other direct costs incurred relative to the transaction. These 21 rigs were added to the Company's drilling rig fleet during June. Wes-Tex is a privately held company based in Abilene, Texas.

         o Three drilling rigs, together with related drilling equipment and a vehicle were acquired in August 1997 from a privately held company based in Midland, Texas in consideration for a cash payment of $4.25 million. These rigs were added to the Company's drilling rig fleet in August.

         o Eight drilling rigs, five of which were operable, together with related drilling equipment, rolling stock and four yards and a shop located in Odessa, Texas, were acquired in November 1997 from a privately held company in consideration for a cash payment of $13 million. The five operable rigs were added to the Company's drilling fleet in November.

         o One operable drilling rig, together with related drilling equipment, was acquired in late November 1997 from a privately-held limited partnership based in Shreveport, Louisiana, in consideration for a cash payment of $1.46 million. The drilling rig was located in Southeast Texas at the time of acquisition and has been added to the Company's drilling fleet in that area.

         In addition to the foregoing drilling rig acquisitions, the Company acquired Lone Star Mud, Incorporated ("Lone Star"), a Texas corporation based in Midland, Texas and engaged in the sale of drilling fluids, in consideration for $1.43 million in cash and the 285,664 Shares offered hereby. The acquisition was completed in January 1998.

                                  RISK FACTORS

         In addition to the other information contained in, or incorporated by reference into, this Prospectus, prospective purchasers in this offering should carefully consider the following factors relating to the Company and its businesses and the oil and natural gas industry when evaluating an investment in the shares offered hereby.

         VOLATILITY OF OIL AND NATURAL GAS PRICES. The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and natural gas, both with respect to its contract drilling operations and its oil and natural gas operations. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Prices are affected by market supply and demand factors as well as actions of state and local agencies, the U.S. and foreign governments and international cartels. All of these factors are beyond the control of the Company. Any significant or extended decline in oil and/or natural gas prices will have a material adverse effect on the Company's financial condition and operations and could impair access to sources of capital.

         MARKET CONDITIONS FOR CONTRACT DRILLING SERVICES. The contract drilling business has experienced increased demand for drilling services since approximately 1995 due to stronger oil and natural gas prices. However, the market for onshore contract drilling services was generally depressed between mid-1982, when crude oil and natural gas prices began to weaken, and approximately 1995. A particularly sharp decline in demand for contract drilling services occurred in 1986 because of the worldwide collapse in oil prices (to approximately $10.00 per Bbl in April 1986 in the U.S.). Since this time and except during the occasional upturns, there have been substantially more drilling rigs available than necessary to meet demand in most operating and geographic segments of the domestic drilling industry. As a result, drilling contractors have had difficulty sustaining profit margins. In addition to adverse effects that future declines in demand could have on the Company, ongoing movement or reactivation of onshore drilling rigs or new construction of drilling rigs could adversely affect rig utilization rates and pricing, even in an environment of stronger oil and natural gas prices and increased drilling activity. The Company cannot predict either the future level of demand for its contract drilling services or future conditions in the contract drilling industry.

         SEVERE SHORTAGE OF DRILL PIPE IN THE CONTRACT DRILLING INDUSTRY.
There continues to be a severe shortage of drill pipe in the contract drilling industry in the U.S. This shortage has caused the price of drill pipe to increase significantly over the past approximate 44 months and has required orders for new drill pipe to be placed at least one year in advance of expected use. The price increase and the delay in delivery has caused the Company to substantially increase capital expenditures in its contract drilling segment over the past approximate 44 months, primarily with respect to new drill pipe purchases. In the event the shortage continues, the Company may be unable to obtain the drill pipe required for its contract drilling operations.

         RECENT RAPID GROWTH; ASSOCIATED RISKS. The Company has experienced rapid and substantial growth over the past four years, particularly in its contract drilling segment, and, if favorable opportunities arise in the future, intends to further expand its drilling fleet through selected acquisitions. Continued growth could strain the Company's management, operations, employees and resources. There can be no assurance that the Company will be able to manage growth effectively or that it will be successful in maintaining the market share attributable to operable drilling rigs acquired by the Company. If the Company is unable to manage its growth, its business, results of operations or financial condition could be materially adversely affected.

         NO ASSURANCE OF ADDITIONAL GROWTH THROUGH ACQUISITIONS. The Company's growth has been enhanced materially by strategic acquisitions that have substantially increased the Company's drilling rig fleet. One element of the Company's strategy is to make acquisitions in markets in which it currently operates. While the Company believes that the land drilling industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company is likely to face competition from other companies for available acquisition opportunities. In addition, if the prices paid by buyers of drilling rigs remain at current levels or continue to rise, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company or that any completed acquisition would improve the Company's financial condition, results of operations, business or prospects in any material manner.

         CURRENT SHORTAGES OF QUALIFIED DRILLING RIG PERSONNEL. Increases in domestic drilling demand since mid-1995 and recent increases in contract drilling activity have resulted in a shortage of qualified drilling rig personnel in the industry. If the Company is unable to attract and retain sufficient qualified personnel, its ability to market and operate its drilling rigs will be restricted. Further, labor shortages could result in wage increases, which could reduce the Company's operating margins.

         RELIANCE ON KEY PERSONNEL. The Company is highly dependent upon its executive officers and key employees. The unexpected loss of the services of any of these individuals, particularly Cloyce A. Talbott or A. Glenn Patterson, the Chief Executive Officer and the President of the Company, respectively, could have a detrimental effect on the Company. The Company has no employment agreements with any of its executive officers. The Company maintains key man insurance on the lives of Messrs. Talbott and Patterson in the amount of $3 million each.

         RISKS OF OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION. The search for oil and natural gas often results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, do not produce oil or natural gas in sufficient quantities to return a profit on the costs incurred. No assurance can be given that any oil or natural gas reserves located by the Company in the future will be commercially productive. In addition, the cost of drilling, completing and operating wells is often uncertain, and drilling may be delayed or canceled as a result of many factors, including unacceptably low oil and natural gas prices, oil and natural gas property title problems, inclement weather conditions and financial instability of well operators and working interest owners. Furthermore, the availability of a ready market for the Company's oil and natural gas depends on numerous factors beyond its control, including demand for and supply of oil and natural gas, general economic conditions, proximity of natural gas reserves to pipelines, weather conditions and government regulation.

         COMPETITION. The Company encounters intense competition in its contract drilling operations from other drilling contractors. The competitive environment for contract drilling services involves such factors as drilling rates, availability and condition of drilling rigs and equipment, reputation and customer relations. The Company faces strong competition from major oil companies, independent oil and natural gas companies and individual producers and operators in acquiring oil and natural gas leases for exploration and development. Many of the competitors in each of the Company's lines of business have substantially greater financial and other resources than the Company.

         OPERATING HAZARDS AND UNINSURED RISKS. Contract drilling and oil and natural gas activities are subject to a number of risks and hazards which could cause serious injury or death to persons, suspension of drilling operations and serious damage to equipment or property of others and, in addition to environmental damage, could cause substantial damage to producing formations and surrounding areas. Damages to the environment could result from the Company's operations, particularly through oil spills, gas leaks, discharges of toxic gases or extensive uncontrolled fires. In addition, the Company could become subject to liability for reservoir damages. The occurrence of a significant event, including pollution or environmental damage, could materially affect the Company's operations and financial condition. Although the Company believes that it is adequately insured against normal and foreseeable risks in its operations in accordance with industry standards, such insurance may not be adequate to protect the Company against liability from all consequences of well disasters, extensive fire damage or damage to the environment. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. Furthermore, a portion of the Company's contract drilling is done on a turnkey basis, which involves substantial economic risks. Under turnkey drilling contracts, the Company contracts to drill a well to a contract depth under specified conditions for a fixed price. The risks to the Company under this type of drilling contract are substantially greater than on a well drilled on a daywork or footage basis since the Company assumes most of the risks associated with the drilling operations generally assumed by the operator of the well in a daywork or footage contract, including risk of blowout, machinery breakdowns and abnormal drilling conditions. Accordingly, if severe drilling problems are encountered in drilling wells under a turnkey contract, the Company could suffer substantial losses associated with that contract. For the year ended December 31, 1996, and six months ended June 30, 1997, the percentage of the Company's contract drilling operation revenues attributable to turnkey contracts was 8.0% and 5.6%, respectively.

         ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION MATTERS. The Company's operations are subject to numerous domestic laws and regulations that relate directly or indirectly to the drilling of oil and natural gas wells, including laws and regulations controlling the discharge of materials into the environment, requiring removal and cleanup under certain circumstances or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. To date, the Company has not been required to expend significant resources in order to comply with applicable environmental laws and regulations nor has it incurred any fines or penalties for noncompliance. However, compliance costs under existing legal requirements and under any new requirements could become material, and the Company could incur liability in the future for noncompliance. Additional matters subject to governmental regulation include discharge permits for drilling operations, performance bonds, reports concerning operations, spacing of wells, unitization and pooling of properties, disposal of produced water and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. In addition, although the Company performed visual inspections on three yards acquired by it during 1996, the Company did not obtain Phase I environmental reports on any of the yards, which reports, if obtained, may have revealed potential environmental liabilities not otherwise apparent from the Company's visual inspection. The Company typically does not have indemnifications from the respective sellers of the yards for preclosing environmental liabilities. Accordingly, any loss resulting from environmental liabilities from any of these yards, or from any other properties acquired or sold by the Company or its predecessors in interest, may be borne by the Company.

         UNCERTAINTY OF OIL AND NATURAL GAS RESERVE ESTIMATES. Estimates of the Company's proved developed reserves and future net revenues are based on engineering reports prepared by an independent petroleum engineer based upon a review of production histories and other geologic, economic, ownership and engineering data provided by the Company. These estimates are based on several assumptions that the Securities and Exchange Commission requires oil and natural gas companies to use, including for example, constant oil and natural gas prices. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, production costs and development costs may vary substantially from those assumed in the estimates. Any significant variance could materially affect the estimates. In addition, the Company's reserves might be subject to upward or downward adjustment based on future production, results of future exploration and development, prevailing oil and natural gas prices and other factors.

         CONFLICTS OF INTEREST. Certain of the Company's directors and executive officers and their respective affiliates have participated and may continue to participate from time to time in oil and natural gas prospects and properties in which the Company has an interest. Conflicts of interest may arise between such persons and the Company as to the advisability of conducting drilling and recompletion activities on these properties. Of the 249 wells operated by the Company at March 31, 1997, the Company's directors, officers and/or their respective affiliates were working interest owners in approximately 106 wells.

         NO PAST DIVIDENDS. The Company has paid no cash dividends on the Common Stock in the past and does not intend to do so in the foreseeable future. The terms of an existing $60 million bank line of credit prohibit the payment of dividends by the Company without the prior written consent of the bank.

         ANTI-TAKEOVER MEASURES. The Company, a Delaware corporation, is subject to the General Corporation Law of the State of Delaware, including
Section 203, an anti-takeover law enacted in 1988. The Company has also enacted certain anti-takeover measures, including a stockholder rights plan. As a result of these provisions, potential acquirors of the Company may find it more difficult or be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions. See "Description of Capital Stock."

         SUPERIOR RIGHTS OF PREFERRED STOCK. The Company has a class of authorized Preferred Stock. The Board of Directors, without stockholder approval, may issue shares of the Preferred Stock with rights and preferences adverse to the voting power or other rights of the holders of the Common Stock. No Preferred Stock has been issued. However, such number of shares of Preferred Stock as is sufficient to permit the exercise in full of the Rights (approximately 158,000 shares as of the date of this Prospectus) has been reserved for issuance upon exercise of the Rights described under "Description of Capital Stock - Stockholder Rights Plan."

         SHARES ELIGIBLE FOR FUTURE SALE. As of the date of this Prospectus, the Company had 15,766,622 shares of Common Stock outstanding, 14,470,650 of which are freely tradable without substantial restriction or the requirement of future registration under the Securities Act. Of the remaining 1,295,972 shares, 609,308 shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, and may be sold subject to the provisions of Rule 144, 401,000 shares are eligible for sale under a shelf registration statement currently in effect and 285,664 shares are eligible for sale under the Registration Statement. Also, 173,524 shares of Common Stock issuable upon the exercise of outstanding options that are vested are eligible for sale in the public market and 396,336 shares of Common Stock issuable upon exercise of outstanding options that are not vested will become eligible for sale in the public market as such options become vested. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock.

         No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares.

                                DIVIDEND POLICY

         The Company has not paid cash dividends on the Common Stock in the past and does not expect to pay any cash dividends on the Common Stock in the foreseeable future. The Company instead intends to retain its earnings to support the operations and growth of its businesses. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. In addition, the terms of an existing $60 million bank line of credit prohibit payment of dividends by the Company without the prior written consent of the bank.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to the Selling Stockholders and the beneficial ownership of Common Stock by each of them before and after the offering being made hereby. Such information was provided to the Company by the Selling Stockholders for inclusion in this Prospectus. Additional information concerning the Selling Stockholders and the Shares is set forth in the notes to the table.

                                                                       SHARES BEING
                                             SHARES OWNED                 OFFERED                SHARES OWNED
               NAME                          BEFORE OFFERING (1)      IN THE OFFERING              AFTER OFFERING (2)
               ----                  ----------------------------     ---------------    ----------------------------
                                        NUMBER         PERCENT                              NUMBER        PERCENT
                                     ---------         ----------                        ---------        -----------
Spencer D. Armour . . . . . . . .       145,689           *               145,689            -0-            -0-
Richard G. Price  . . . . . . . .       139,975           *               139,975            -0-            -0-

_________________
*        Less than 1%.

(1) The Shares stated in the table were issued to Messrs. Armour and Price as partial consideration for the acquisition of Lone Star by the Company in January 1998. Messrs. Armour and Price were the sole stockholders of Lone Star. The Shares are being offered hereby pursuant to registration rights granted in the acquisition. Neither Mr. Armour nor Mr. Price had any material relationship with the Company or any of its affiliates prior to the acquisition. Each of these persons was an executive officer and a director of Lone Star prior to the acquisition and is continuing in those positions under five-year employment agreements with the Company and Lone Star.

(2)      Assumes all Shares offered hereby are sold.


                          DESCRIPTION OF CAPITAL STOCK

         The Company is authorized to issue (i) 50,000,000 shares of Common Stock, $0.01 par value, of which 15,766,622 shares are issued and outstanding as of the date of this Prospectus, and (ii) 1,000,000 shares of Preferred Stock, $0.01 par value, of which no shares have been issued.

COMMON STOCK

         Holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of Common Stock outstanding may authorize a merger, consolidation, dissolution of the Company, the sale of all or substantially all of the Company's assets if not made in the usual or ordinary course of the Company's business, or an amendment of the Company's Restated Certificate of Incorporation. In the event of liquidation, holders of Common Stock are entitled to share pro rata in any distribution of the Company's assets to holders of Common Stock after payment of liabilities and liquidation preferences, if any, granted to holders of Preferred Stock. There are no preemptive, subscription, conversion or redemption rights regarding the Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared on the Common Stock by the Board of Directors in its discretion out of funds legally available for that purpose.

PREFERRED STOCK

         Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in the Company's Restated Certificate of Incorporation, as the Board of Directors determines. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has not issued any shares of Preferred Stock. However, such number of shares of Preferred Stock as is sufficient to permit the exercise in full of the Rights pursuant to the Rights Agreement (approximately 158,000 shares as of the date of this Prospectus) has been reserved for issuance upon exercise of the Rights described under "--Stockholder Rights Plan."

STOCKHOLDER RIGHTS PLAN

         GENERAL. In January 1997, the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid to the stockholders of record on January 17, 1997 (the "Record Date"), and with respect to Common Stock issued thereafter until the Distribution Date (as defined below), and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, $0.01 par value (the "Preferred Shares"), of the Company at a price of $166 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), dated as of January 2, 1997. The following discussion is a summary of the material terms of the Rights Agreement, a copy of which has been incorporated by reference as an exhibit to the Registration Statement.

         THE RIGHTS AGREEMENT. Initially, the Rights will be attached to all certificates representing Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock upon the earliest to occur of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined), or (ii) 10 days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Stock causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date."

         The Rights Agreements provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of a summary of the Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 2, 2007, unless earlier redeemed by the Company as described below.

         In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Stock at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Company, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise the number of shares of Common Stock or, in the discretion of the Board of Directors of the Company, of one one-hundredths of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

         In the event that, at any time following the Shares Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving company's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Stock are not treated alike, any other person, then each holder of a Right (excepts Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

         The Purchase Price payable, and the number of Preferred Shares, shares of Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or

(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         DESCRIPTION OF PREFERRED SHARES. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Stock receive a liquidation payment of $0.01 per share, the holders of the Preferred Shares and the holders of the Common Stock will share the remaining assets in the ratio of 100 to 1 (as adjusted) for each Preferred Share and share of Common Stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six fully quarterly dividends or more, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Stock until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until noncumulative dividends have been paid regularly for at least one year.

         REDEMPTION. At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Shares Acquisition Date, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person or its affiliates or associates.

         ANTI-TAKEOVER EFFECT. The distribution of the Rights may have the effect of delaying, deferring or preventing a change in control of the Company notwithstanding that a majority of the stockholders might benefit from such a change in control.

OTHER PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT

         Delaware, like many other states, permits a corporation to adopt a number of measures through amendment of the corporate charter or bylaws or otherwise, which, along with certain provisions of the Delaware General Corporation Law (the "DGCL"), may have the effect of delaying or deterring any unsolicited takeover attempts notwithstanding that a majority of the stockholders might benefit from such a takeover or attempt. In connection with the Company's reincorporation, the right of stockholders to cumulate votes in the election of directors was eliminated. In addition, Section 203 of the DGCL, which will apply to the Company since the Common Stock has been approved for quotation on the NASDAQ National Market, restricts certain "business combinations" with an "interested stockholder" for three years following the date such person becomes an interested stockholder, unless the Board of Directors approves the business combination. "Business combination" is defined to include mergers, sale of assets and other similar transactions with an "interested stockholder." An "interested stockholder" is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. By delaying or deterring unsolicited takeover attempts, these provisions could adversely affect prevailing market prices for the Company's Common Stock.

         The Company's Restated Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The following paragraphs set forth a summary of these provisions:

         SPECIAL MEETINGS OF STOCKHOLDERS. The Restated Certificate of Incorporation provides that special meetings of stockholders may be called only by the Board of Directors (or a majority of the members thereof), the Chief Executive Officer, the President or the holders of a majority of the outstanding stock entitled to vote at such special meeting. This provision will make it more difficult for stockholders to call a special meeting.

         NO STOCKHOLDER ACTION BY WRITTEN CONSENT. The Restated Certificate of Incorporation provides that stockholder action may be taken only at annual or special meetings and not by written consent of the stockholders.

         Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting as originally scheduled; provided that in the event less than 40 days written notice is given to stockholders, notice by the stockholder to be made timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed. These Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at an annual meeting.

         AUTHORIZED CLASS OF PREFERRED STOCK. See "---Preferred Stock" for information concerning the Company's Preferred Stock.

TRANSFER AGENT

         The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

         The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) on the NASDAQ National Market or otherwise, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any commissions received by them may be deemed to be underwriting compensation.

         In accordance with applicable rules and regulations promulgated under the Exchange Act, any person engaged in the distribution of any of the Shares may not simultaneously engage in market activities with respect to any of the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders may be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

         The Company and the Selling Stockholders have agreed to indemnify each other against certain liabilities, including liabilities, under the Securities Act.

                                 LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon for the Company by Baker & Hostetler LLP, Denver, Colorado.

                                    EXPERTS

         The consolidated balance sheets as of December 31, 1995 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended March 31, 1996 and 1997, June 30, 1996 and 1997 and September 30, 1996 and 1997
incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

         The balance sheet of Patterson Drilling Company (formerly known as Tucker Drilling Company, Inc.) as of March 31, 1996, and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended March 31, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

         The statements of assets acquired as of December 31, 1996 and 1995 for Wes-Tex Drilling Company and the related statements of direct drilling revenue and direct operating expenses for each of the three years in the period ended December 31, 1996, incorporated by reference to this Prospectus, have been included herein in reliance on the report of Davis, Kinard & Co., P.C., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information as of March 31, 1997, and for the three-month periods ended March 31, 1997 and 1996, incorporated by reference in this Prospectus, Davis, Kinard & Co., P.C. have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's Current Report on Form 8-K, as amended, dated June 12, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report of such information should be restricted in light of the limited nature of review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



         Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus included as part of this Registration Statement.


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Commission registration fee and the Nasdaq National Market listing fee, are estimates:

                                           DESCRIPTION                                                  AMOUNT
                                           -----------                                                ----------
 Securities and Exchange Commission registration fee . . . . . . . . . . . . . . . . . . . . .        $ 2,770.41
 Nasdaq National Market listing fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,713.00
 Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,500.00
 Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,500.00
 Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            250.00
 Miscellaneous expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            266.59
                                                                                                      ----------
   Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $14,000.00
                                                                                                      ==========

---------------

ITEM 16.  EXHIBITS.

         The following exhibits are filed herewith or incorporated by reference herein:


   Exhibit     Item 601 Cross
   Number        Reference       Document as Form S-3 Exhibit
   ------     ---------------    ----------------------------
     2.1             2           Asset Purchase Agreement, dated April 22, 1997, among and between Patterson
                                 Drilling Company and Ziadril, Inc. (1)
     2.2             2           Asset Purchase Agreement, dated June 4, 1997, among Patterson Energy, Inc.,
                                 Patterson Drilling Company and Wes-Tex Drilling Company.(2)
    2.2.1            2           Amendment to Asset Purchase Agreement, dated June 4, 1997, among Patterson
                                 Energy, Inc., Patterson Drilling Company and Wes-Tex Drilling Company.(2)
     2.3             2           Agreement, dated June 4, 1997, among Patterson Energy, Inc., Patterson
                                 Drilling Company, Greathouse Foundation and Myrle Greathouse, Trustee under
                                 Agreement dated June 2, 1997.(2)
     2.4             2           Asset Purchase Agreement, dated August 1, 1997, between Patterson Drilling
                                 Company and McGee Drilling Corporation. (1)
     2.5             2           Asset Purchase Agreement, dated November 14, 1997, between Patterson Drilling
                                 Company and V&B Drilling, Inc. (3)
     2.6             2           Asset Purchase Agreement, dated December 20, 1997, between Patterson Drilling
                                 Company and Circle R Drilling, Ltd. 1981-A. (3)
     2.7             2           Stock Purchase Agreement, dated January 5, 1998, among Patterson Energy, Inc.,
                                 Spencer D. Armour, III, and Richard G. Price.
     4.1             4           Excerpt from Restated Certificate of Incorporation of Patterson Energy, Inc.
                                 regarding authorized Common Stock and Preferred stock. (4)
     4.2             4           Rights Agreement dated as of January 2, 1997, between Patterson Energy, Inc.
                                 and Continental Stock Transfer & Trust Company, as Rights Agent. (5)
     4.3             4           Credit Agreement, dated December 9, 1997, among Patterson Energy, Inc.,
                                 Patterson Drilling Company, Patterson Petroleum, Inc., and Patterson
                                 Petroleum Trading Company, Inc. and Norwest Bank Texas, National Association. (3)
     4.3.1           4           Note, dated December 9, 1997, executed by Patterson Energy, Inc. (3)
     4.3.2           4           Guaranty, dated December 9, 1997, by Patterson Drilling Company, Patterson
                                 Petroleum, Inc., and Patterson Petroleum Trading Company, Inc. in favor of
                                 Norwest Bank Texas, National Association. (3)
     4.3.3           4           Security Agreement, dated December 9, 1997, between Patterson Drilling Company and Norwest Bank Texas, National Association. (3)
     5.1             5           Opinion of Baker & Hostetler LLP regarding legality of the Shares to be offered.(6)
    15.1             15          Awareness Letter of Coopers & Lybrand L.L.P.(6)


    15.2             15          Awareness Letter of Davis, Kinard & Co., P.C.(6)
    23.1             23          Consent of Independent Accountants, Coopers & Lybrand L.L.P.(6)
    23.2             23          Consent of Independent Public Accountants, Arthur Andersen LLP(6)
    23.3             23          Consent of M. Brian Wallace, independent petroleum engineer(6)
    23.4             23          Consent of Baker & Hostetler LLP (included in Exhibit 5.1)
    23.5             23          Consent of Independent Accountants, Davis, Kinard & Co., P.C.(6)
    24.1             24          Powers of Attorney included on the signature page of this Form S-3
                                 Registration Statement



(1) Filed as an Exhibit to Amendment No. 1 to Form S-3 (Registration No. 333-29035) filed with the Commission on August 5, 1997.

(2) Incorporated by reference to Item 7, "Financial Statements and Exhibits," to Form 8-K dated June 3, 1997, filed with the Commission on June 11, 1997.

(3) Incorporated by reference to Item 7, "Financial Statements and Exhibits," to Form 8-K dated November 14, 1997, filed with the Commission on December 24, 1997.

(4) Filed as an Exhibit to Form S-3 (Registration No. 333-181123) filed with the Commission on December 18, 1996.

(5) Incorporated by reference to Item 2, "Exhibits", to Form 8-A dated January 10, 1997, and filed with the Commission on January 14, 1997.


(6) Filed as an Exhibit to Form S-3 (Registration Statement No. 333-43739) filed with the Commission on January 5, 1998.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Snyder, State of Texas on the 13th day of January, 1998.


                                       PATTERSON ENERGY, INC.



                                       By: /s/ Cloyce A. Talbott
                                           ------------------------------------
                                           Cloyce A. Talbott
                                           Chairman and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed as of January 13, 1998, by the following persons in the capacities indicated:





                 /s/ Cloyce A. Talbott                    Chairman of the Board, Director and Chief
-------------------------------------------------------   Executive Officer
                    Cloyce A. Talbott
               Principal Executive Officer

                         *                                President, Chief Operating Officer and Director
-------------------------------------------------------
                   A. Glenn Patterson

                         *                                Director
-------------------------------------------------------
                     Robert C. Gist

                         *                                Director
-------------------------------------------------------
                    Kenneth E. Davis

                         *                                Director
-------------------------------------------------------
                  Vincent A. Rossi, Jr.

                   /s/ James C. Brown                     Vice President--Finance, Secretary and Treasurer
-------------------------------------------------------   and Chief Financial Officer
                     James C. Brown
             (Principal Accounting Officer)




-----------------

(*)  By: /s/ Cloyce A. Talbott
        --------------------------
             Cloyce A. Talbott
             Attorney-in-fact

                                 EXHIBIT INDEX


     Exhibit
     Number       Document as Form S-3 Exhibit                                                    Page No.
     -------      ----------------------------                                                    --------
       2.1        Asset Purchase Agreement, dated April 22, 1997, among and between
                  Patterson Drilling Company and Ziadril, Inc. (1)
       2.2        Asset Purchase Agreement, dated June 4, 1997, among Patterson
                  Energy, Inc., Patterson Drilling Company and Wes-Tex Drilling
                  Company.(2)
      2.2.1       Amendment to Asset Purchase Agreement, dated June 4, 1997, among
                  Patterson Energy, Inc., Patterson Drilling Company and Wes-Tex
                  Drilling Company.(2)
       2.3        Agreement, dated June 4, 1997, among Patterson Energy, Inc.,
                  Patterson Drilling Company, Greathouse Foundation and
                  Myrle Greathouse, Trustee under Agreement dated June 2, 1997.(2)
       2.4        Asset Purchase Agreement, dated August 1, 1997, between Patterson
                  Drilling Company and McGee Drilling Corporation. (1)
       2.5        Asset Purchase Agreement, dated November 14, 1997, between
                  Patterson Drilling Company and V&B Drilling, Inc. (3)
       2.6        Asset Purchase Agreement, dated November 20, 1997, between
                  Patterson Drilling Company and Circle R Drilling, Ltd. 1981-A. (3)
       2.7        Stock Purchase Agreement, dated January 5, 1998, among Patterson
                  Energy, Inc., Spencer D. Armour, III, and Richard G. Price.
       4.1        Excerpt from Restated Certificate of Incorporation of Patterson
                  Energy, Inc. regarding authorized Common Stock and Preferred
                  Stock. (4)
       4.2        Rights Agreement dated as of January 2, 1997, between Patterson
                  Energy, Inc. and Continental Stock Transfer & Trust Company, as
                  Rights Agent. (5)
       4.3        Credit Agreement, dated December 9, 1997, among Patterson Energy, Inc.,
                  Patterson Drilling Company, Patterson Petroleum, Inc., and Patterson
                  Petroleum Trading Company, Inc. and Norwest Bank Texas, National Association. (3)
       4.3.1      Note, dated December 9, 1997, executed by Patterson Energy, Inc. (3)
       4.3.2      Guaranty, dated December 9, 1997, by Patterson Drilling Company, Patterson
                  Petroleum, Inc., and Patterson Petroleum Trading Company, Inc. in favor of
                  Norwest Bank Texas, National Association. (3)
       4.3.3      Security Agreement, dated December 9, 1997, between Patterson Drilling Company and Norwest Bank Texas, National Association. (3)
       5.1        Opinion of Baker & Hostetler LLP regarding legality of the Shares to be offered.(6)
       15.1       Awareness Letter of Coopers & Lybrand L.L.P.(6)
       15.2       Awareness Letter of Davis, Kinard & Co., P.C.(6)
       23.1       Consent of Independent Accountants, Coopers & Lybrand L.L.P.(6)
       23.2       Consent of Independent Public Accountants, Arthur Andersen LLP(6)
       23.3       Consent of M. Brian Wallace, independent petroleum engineer(6)
       23.4       Consent of Baker & Hostetler LLP (included in Exhibit 5.1)
       23.5       Consent of Independent Accountants, Davis, Kinard & Co., P.C.(6)
       24.1       Powers of Attorney included on the signature page of this Form S-
                  3 Registration Statement

_________________
(1) Filed as an Exhibit to Amendment No. 1 to Form S-3 (Registration No. 333-29035) filed with the Commission on August 5, 1997.
(2) Incorporated by reference to Item 7, "Financial Statements and Exhibits," to Form 8-K dated June 3, 1997, filed with the Commission on June 11, 1997.
(3) Incorporated by reference to Item 7, "Financial Statements and Exhibits," to Form 8-K dated November 14, 1997, filed with the Commission on December 24, 1997.
(4) Filed as an Exhibit to Form S-3 (Registration No. 333-181123) filed with the Commission on December 18, 1996.
(5) Incorporated by reference to Item 2, "Exhibits", to Form 8-A dated January 10, 1997, and filed with the Commission on January 14, 1997.

(6) Filed as an Exhibit to Form S-3 (Registration Statement No. 333-43739) filed with the Commission on January 5, 1998.